20010498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carta Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bush Street, Floor 23, Ste. 2300
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDOUARD MIALHE (407-990 4455)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Edouard Mialhe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carta Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Utah)
§
County of Salt Lake

On this 2 day of Mar in the year 2020 before me Savanna Lujan
DAY MONTH YEAR NOTARY PUBLIC NAME

a notary public, personally appeared Edouard Mialhe,
NAME OF DOCUMENT SIGNER

proved on the basis of satisfactory evidence to be the person(s) whose names(s) (is/are) subscribed to this instrument, and acknowledged (he/she/they) executed the same. Witness my hand and official seal.

NOTARY PUBLIC

SEAL

SAVANNA LUJAN
Notary Public-State of Utah
Commission Number: 706306
Commission Expires May 15, 2023

Carta Securities, LLC
Financial Statements and Supplementary Information

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities 13
and Exchange Commission

Schedule II - Computation for Determination of Customer Account Reserve 14
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Schedule III - Information for Possession or Control Requirements under Rule 15
15c3-3 of the Securities and Exchange Commission

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Carta Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carta Securities, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

March 2, 2020

Carta Securities, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Assets		
Cash	$	2,000,136
Deposits with clearing organization		250,000
Receivables from customers, net of allowance of $3,150		40,375
Intercompany receivable, net		81,579
Prepaid expenses		17,951
Total assets	$	2,390,041

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to broker dealers and clearing organizations	$	6,242
Accounts payable		6,076
Accrued expenses		61,872
Deferred revenue		43,952
Total liabilities		118,142
Member's equity		
Partner contribution		3,462,284
Accumulated deficit		(1,190,385)
Total member's equity		2,271,899
Total liabilities and member's equity	$	2,390,041

The accompanying notes are an integral part of the financial statements

Carta Securities, LLC
Statement of Operations
Year Ended December 31, 2019

Revenue		
Subscription income	$	67,551
Intercompany revenue		752,235
Interest income		5,451
Total revenue		825,237
Operating expenses		
Professional fees		350,060
Personnel expenses		408,000
Technology and communication		177,001
Clearance and settlement fees		131,888
Regulatory fees		51,557
Occupancy		15,142
Provision for doubtful accounts		2,602
Other expenses		16,653
Total operating expenses		1,152,903
Net loss	$	(327,666)

The accompanying notes are an integral part of the financial statements

Carta Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

Member's equity at December 31, 2018	$	801,080
Member's contributions		1,798,485
Net loss		(327,666)
Member's equity at December 31, 2019	$	2,271,899

The accompanying notes are an integral part of the financial statements

Carta Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2019

Operating activities		
Net loss	$	(327,666)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense		2,602
Changes in operating assets and liabilities:		
Receivable from customers		(27,902)
Intercompany receivable, net		(100,926)
Other receivable		5,352
Prepaid expenses		(17,951)
Payable to broker dealers and clearing organizations		6,242
Accounts payable		(5,424)
Accrued expenses		48,117
Deferred revenue		(2,674)
Net cash (used in) operating activities		(420,230)
Investing activities		
Net cash provided by / (used in) investing activities		-
Financing activities		
Member's contributions		1,798,485
Net cash provided by financing activities		1,798,485
Net increase in cash		1,378,255
Cash beginning of year		621,881
Cash end of year	$	2,000,136
Supplemental disclosure of cash flow information:		
Cash paid for income taxes		-
Cash paid for interest		62

The accompanying notes are an integral part of the financial statements

1. Nature of Business

Carta Securities, LLC ("the Company") was incorporated in Delaware as a limited liability company in May 2015. The Company is owned by its sole member, eShares, Inc. dba Carta, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of introducing brokerage services and custodian services. The Company's headquarters and principal place of business is in San Francisco, California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to regulation by the SEC and FINRA regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation:

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates:

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. The Company bases its estimates on assumptions management believes to be reasonable under the circumstances, which impacts the carrying value of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2019. The Company's cash is held in various financial institutions in non-interest-bearing accounts which, at times, may exceed federally insured limits.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition:

The Company earns revenue through two major business offerings:

1. The Company earns custodial subscription fees from customers to maintain custody of client securities. Consideration for these arrangements is fixed, and subscription revenue is recognized ratably over the subscription period which aligns with the performance of the custodial services. The subscription period begins on the commencement date per each contract, which is the date the Company's service is made available to the customer. The Company's subscription contracts generally have annual contractual terms and are billed in advance with net 30 payment terms. The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

2. The Company earns revenues from the Parent for acting as an introducing broker dealer including but not limited to routing of orders, trade reporting, and executive services support. Consideration for this arrangement is governed by an intercompany service agreement with the Parent which specifies a monthly fee payable to the Company regardless of the volume of services provided. The performance obligation is to stand ready to perform the services, not the performance of the services themselves, and as such, revenue is recognized on a monthly basis as the performance obligation is fulfilled.

Income Taxes:

On December 18, 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, which modifies Accounting Standards Codification ("ASC") Topic 740, Accounting for Income Taxes ("ASC 740") to simplify the accounting for income taxes. The ASU amends the guidance to specify that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. This guidance also clarifies that deferred taxes for single member limited liability companies in their standalone financial statements is no longer required.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued):

The Company is a disregarded entity and not subject to income tax for federal or state purposes, thus, no federal or state income tax expense has been recorded in the financial statements. The Company's operating results are included in the federal, state and local income tax returns filed by its Parent. As such, and in accordance with ASU 2019-12, the Company has not recorded any deferred taxes. However, under California law, a limited liability company must file a separate income tax return and pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue. The non-income tax expense related to this filing requirement, totaling $6,800, has been recorded in the financial statements within other expenses. The Company remains subject to income tax audit in California for all periods since 2016.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing evaluation as facts and circumstances may require. We recognize interest and penalties as a component of income tax expense, when applicable.

Deposit with Clearing Organization:

The Company maintains a $250,000 clearing deposit with its clearing broker. The clearing deposit is required of the Company by the clearing broker to cover any obligation that may arise from the Company. Such clearing deposit are typically retained by the clearing broker for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the corresponding firm does not have obligation to the clearing broker that cannot otherwise be satisfied, within a short period after the termination of a clearing agreement.

Receivables from Customers:

Receivables from customers are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. When management becomes aware of circumstances that may decrease the likelihood of collection, it records a specific allowance against amounts due, which reduces the receivable to the amount that management reasonably believes will be collected. At December 31, 2019, the Company recorded an allowance for doubtful accounts of $3,150.

2. Summary of Significant Accounting Policies (continued)

Recently issued Accounting Pronouncements:

In August 2014, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326): Measurement of Credit Losses on Financial Instruments which updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including loans and debt securities. For short-term account receivables, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The update requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The guidance is effective for the Company on January 1, 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition and as of December 31, 2019 does not anticipate a material impact.

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, on January 1, 2019 and the adoption has no impact on its financial statements since the Company is not a party to any lease agreement.

In December 2019, the FASB issued ASU 2019-12, Income Taxes, which makes targeted simplifications to the accounting for income taxes in certain scenarios. The Company early adopted the provisions of this guidance for the year-ended December 31, 2019. As discussed in the income tax policy in this footnote, the only impact of adoption was to clarify that deferred income taxes are not required to be recorded given the Company is a single-member LLC.

3. Net Capital Requirement

The Company is a registered broker-dealer and subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of 2% of aggregated customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. At December 31, 2019, the Company's net capital was $2,131,994, which was $1,881,994 in excess of its minimum net capital requirement of $250,000.

4. Securities Exchange Commission Rule 15c3-3

The Company holds customer securities for its customers. Therefore, the Company is not exempt from SEC Rule 15c3-3.

5. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect costs be allocated to the Company and recorded on a monthly basis. Direct expenses consist of personnel salary cost based on a percentage of Parent employee time and headcount dedicated to Company activities. Indirect expenses include rent, technology, and insurance based on a pre-agreed amount outlined in the expense sharing agreement, which is calculated based on pro-rata headcount. Management considers such allocation methodology as appropriate to reflect the cost incurred by the Parent that benefits the Company. During 2019, $444,706 was allocated to the Company in accordance with the agreement. The expense amounts under the intercompany agreement are presented within the following income statement captions:

Personnel expenses	$408,000
Technology and communication	21,069
Occupancy	15,142
Other expenses	495

In addition to the expense sharing agreement, the Company entered, on January 1, 2019, into an intercompany service agreement with its Parent. Pursuant to the agreement, the Parent shall pay the Company a professional services fee equal to 108% of the allocated and estimated costs of services incurred by the Company in the normal course of its introducing brokerage services. During 2019, $752,235 was recognized as revenue related to the intercompany service agreement.

5. Related-Party Transactions (continued)

As a result of the expense sharing agreement and intercompany service agreement, the Company has a receivable from its Parent of $195,673 and a payable to its Parent of $114,094, resulting in a net receivable of $81,579 as of December 31, 2019. The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

6. Commitments and Contingent Liabilities

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Fair Value of Assets and Liabilities

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Deposit with clearing organization, Receivables from customer, Intercompany receivable, and Accounts payable. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company evaluated subsequent events through the date the financial statements were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Carta Securities, LLC

Supplementary Information

Carta Securities, LLC
Schedule I Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2019

Net capital, member's equity	$ 2,271,899
Less nonallowable assets	
Receivables from customers	40,375
Intercompany receivable, net	81,579
Prepaid expenses	17,951
Net capital, net of haircuts	2,131,994
Computed minimum capital required (2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits)	-
Minimum net capital required	250,000
Excess net capital	$ 1,881,994
Percentage of net capital to aggregate debits	0%

There was no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2019 filed on March 2, 2020.

Carta Securities, LLC
Schedule II Supplementary Information
Computation For Determination of Reserve Requirements
and Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities And Exchange Commission
December 31, 2019

Credit balances		
Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity accounts net of related margin deposits of $0)	$	-
Monies borrowed, collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Fair value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		-
Fair value of short security count differences over 7 calendar days old		-
Fair value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days		-
Fair value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items		-
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Other		-
Gross debits		-
Less 3% charge		-
Total debit items		-
Reserve computation		
Excess of total debits over total credits	$	-
Amount held on deposit in reserve bank accounts, including value of qualified securities, at December 31, 2019	$	-
New amount in reserve bank accounts, including value of qualified securities, after adding deposit or subtracting withdrawal on January 2, 2020	$	-

There was no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2019 filed on March 2, 2020.

Carta Securities, LLC
Schedule III Supplementary Information
Information for Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2019

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$	-
	A. Number of items		-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	-
	A. Number of items		-

There was no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2019 filed on March 2, 2020.

Building a better
working world

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Carta Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Carta Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the December 31, 2019 adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Carta Securities, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 2, 2020